Exhibit 99.1

OSISKO DEVELOPMENT CORP.

. . . . . . . . . . . . . . . . . .

Unaudited Condensed Interim

Consolidated Financial Statements

For the three and nine months ended

September 30, 2025 and 2024

Osisko Development Corp.

Consolidated Statements of Financial Position

As at September 30, 2025 and December 31 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars)

		September 30,	December 31,
		2025	2024

	Notes	$	$
Assets

Current assets

Cash and cash equivalents	3	401,351	106,653
Amounts receivable		9,148	2,569
Inventories		6,719	8,695
Other current assets		6,611	4,903
		423,829	122,820
Assets classified as held for sale		—	430
		423,829	123,250
Non-current assets

Investments in associates		12,719	12,183
Other investments		11,582	10,333
Mining interests and property, plant and equipment	4	607,236	593,793
Exploration and evaluation	5	89,238	86,258
Other assets		18,895	31,085
		1,163,499	856,902
Liabilities

Current liabilities

Accounts payable and accrued liabilities		28,542	26,294
Current portion of long-term debt and lease liabilities	6	5,032	40,675
Deferred consideration and contingent payments		3,480	3,597
Contract liability		421	109
Environmental rehabilitation provision	7	10,849	5,974
Warrant liability	8	276,073	67,852
		324,397	144,501
Non-current liabilities

Long-term debt and lease liabilities	6	134,391	5,964
Deferred consideration and contingent payments		5,321	8,635
Contract liability		47,224	42,344
Environmental rehabilitation provision	7	105,498	84,829
		616,831	286,273
Equity

Share capital	8	1,347,452	1,137,362
Warrants	8	20,884	11,859
Contributed surplus		20,245	20,228
Accumulated other comprehensive loss		(10,335)	(503)
Deficit		(831,578)	(598,317)
		546,668	570,629
		1,163,499	856,902

Going concern (Note 1)

Subsequent events (Note 14)

APPROVED ON BEHALF OF THE BOARD
(signed) Sean Roosen, Director	(signed) Charles Page, Director

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Loss

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
		2025	2024	2025	2024
	Notes	$	$	$	$
Revenues	12	4,409	161	11,268	4,560
Operating expenses
Cost of sales	10, 12	(2,962)	(99)	(7,037)	(4,777)
Other operating costs	10, 12	(35,559)	(7,660)	(59,142)	(23,348)
General and administrative		(8,220)	(7,910)	(22,719)	(20,281)
Exploration and evaluation		(84)	(54)	(211)	(234)
Impairment of assets	4	—	—	(25,793)	(5,438)
Operating loss		(42,416)	(15,562)	(103,634)	(49,518)
Finance costs		(4,240)	(4,601)	(13,620)	(12,922)
Share of (loss) income of associates		(64)	242	(13)	(522)
Change in fair value of warrant liability	8	(111,345)	(3,128)	(135,248)	6,917
Other income (expense), net		7,634	(10,226)	17,094	(13,191)
Loss before income taxes		(150,431)	(33,275)	(235,421)	(69,236)
Income tax recovery (expense)		149	(589)	405	(1,296)
Net loss		(150,282)	(33,864)	(235,016)	(70,532)

Basic and diluted net loss per share		(0.80)	(0.40)	(1.53)	(0.83)
Weighted average number of shares outstanding - basic and diluted		187,654,838	85,578,474	153,889,436	84,830,072

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Comprehensive Loss

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	$	$	$	$
Net loss	(150,282)	(33,864)	(235,016)	(70,532)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statements of loss

Changes in fair value of financial assets at fair value through comprehensive income (loss)	2,067	30	4,328	(6,911)
Income tax effect	(149)	589	(405)	1,296
Share of other comprehensive loss of associates	—	99	—	92

Items that may be reclassified to the consolidated statements of loss

Currency translation adjustments	(4,144)	6,764	(12,605)	14,390
Other comprehensive (loss) income	(2,226)	7,482	(8,682)	8,867
Comprehensive loss	(152,508)	(26,382)	(243,698)	(61,665)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
		2025	2024	2025	2024
	Notes	$	$	$	$
Operating activities
Net loss		(150,282)	(33,864)	(235,016)	(70,532)
Adjustments for:
Share-based compensation		1,009	1,540	2,887	1,799
Depreciation		1,641	2,534	6,105	8,517
Finance costs		4,830	3,238	11,949	9,378
Share of income (loss) of associates		64	(242)	13	522
Change in fair value of financial assets and liabilities at fair value through profit and loss		(117)	(140)	8	(239)
Change in fair value of warrant liability	8	111,345	3,128	135,248	(6,917)
Unrealized foreign exchange (gain) loss		(499)	10,571	(14,205)	16,179
Deferred income tax (recovery) expense		(149)	589	(405)	1,296
Impairment of assets	4	—	—	25,793	5,438
Cumulative catch-up adjustment on contract liability		(267)	(125)	(509)	(125)
Write-off of VAT receivable	10	7,405	—	7,405	—
Proceeds from contract liability		(37)	—	(94)	(56)
Environmental rehabilitation obligations	7, 10	22,089	—	22,089	—
Other		3,546	(37)	1,479	391
Environmental rehabilitation obligations paid	7	—	(226)	—	(827)
Net cash flows provided by (used in) operating activities before changes in non-cash working capital items		578	(13,034)	(37,253)	(35,176)
Changes in non-cash working capital items
Decrease (Increase) in amounts receivable		3	(521)	1,560	1,635
Decrease in inventory		1,491	55	3,808	925
Decrease (Increase) in other current assets		282	956	(1,195)	(626)
(Decrease) Increase in accounts payable and accrued liabilities		(6,200)	283	(3,855)	(1,327)
Net cash flows used in operating activities		(3,846)	(12,261)	(36,935)	(34,569)
Investing activities
Additions to mining interests and property, plant and equipment		(10,562)	(9,675)	(34,243)	(25,033)
Additions to exploration and evaluation assets		(631)	(1,113)	(5,545)	(7,866)
Proceeds on disposals of property, plant and equipment and assets classified as held for sale		1	716	532	4,774
Proceeds on disposals of investments		2,711	15	3,070	2,819
Change in restricted cash		—	521	—	(596)
Reclamation deposit		—	(2,078)	—	(1,491)
Other		—	(660)	—	(1,293)
Net cash flows used in investing activities		(8,481)	(12,274)	(36,186)	(28,686)
Financing activities
Proceeds from equity financings	8	280,378	—	280,378	—
Other issuance of common shares		24	24	73	82
Share and warrant issue expense and financing fees		(16,130)	—	(16,350)	—
Proceeds from exercise of warrants and options		3,552	—	3,552	—
Long-term debt and credit facility draw down	6	137,199	33,155	137,199	66,788
Repayment of long-term debt and leases	6	(34,772)	(1,242)	(37,320)	(7,245)
Withholding taxes on settlement of restricted units		(888)	(58)	(921)	(177)
Net cash flows provided by financing activities		369,363	31,879	366,611	59,448
Decrease (increase) in cash and cash equivalents before impact of exchange rate		357,036	7,344	293,490	(3,807)
Effects of exchange rate changes on cash and cash equivalents		(1,983)	(211)	1,208	1,165
Decrease (increase) in cash and cash equivalents		355,053	7,133	294,698	(2,642)
Cash and cash equivalents – Beginning of period		46,298	33,680	106,653	43,455
Cash and cash equivalents – End of period		401,351	40,813	401,351	40,813

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars except number of shares)

	Number of				Accumulated
	common				other
	shares	Share		Contributed	comprehensive
	outstanding	capital	Warrants	surplus	loss	Deficit	Total
		$	$	$	$	$	$
Balance – January 1, 2025	136,580,233	1,137,362	11,859	20,228	(503)	(598,317)	570,629

Net loss	—	—	—	—	—	(235,016)	(235,016)
Other comprehensive loss, net	—	—	—	—	(8,682)	—	(8,682)
Comprehensive loss	—	—	—	—	(8,682)	(235,016)	(243,698)
Transfer of realized loss on financial assets at fair value through other comprehensive income (loss), net of taxes	—	—	—	—	(1,150)	1,150	—
Brokered private placement (Note 8)	58,560,000	120,949	—	—	—	—	120,949
Non-brokered private placement (Note 8)	40,505,330	83,659	—	—	—	—	83,659
Warrants issued as financing fees (Note 8)	—	—	9,025	—	—	—	9,025
Shares issued for the settlement of deferred consideration	1,368,610	3,433	—	—	—	—	3,433
Share issue expense (Note 8)	1,464,000	(5,117)	—	—	—	—	(5,117)
Share-based compensation:
- Share options	—	—	—	1,890	—	—	1,890
- Restricted and deferred share units	—	—	—	997	—	—	997
Shares issued - employee share purchase plan	82,621	196	—	—	—	—	196
Shares issued from RSU/DSU settlement	192,323	1,330	—	(2,824)	—	605	(889)
Exercise of warrants	850,000	5,558	—	—	—	—	5,558
Exercise of share options	12,666	82	—	(46)	—	—	36
Balance – September 30, 2025	239,615,783	1,347,452	20,884	20,245	(10,335)	(831,578)	546,668

As at September 30, 2025, accumulated other comprehensive loss includes items that will not be reclassified to the consolidated statements of income or loss amounting to a loss of $(18.5) million. Items that may be recycled to the consolidated statements of loss amount to $8.2 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares)

	Number of				Accumulated
	common				other
	shares	Share		Contributed	comprehensive
	outstanding	capital	Warrants	surplus	loss	Deficit	Total
		$	$	$	$	$	$
Balance – January 1, 2024	84,102,240	1,080,049	11,859	18,722	(14,529)	(510,913)	585,188

Net loss	—	—	—	—	—	(70,532)	(70,532)
Other comprehensive income, net	—	—	—	—	8,867	—	8,867
Comprehensive income (loss)	—	—	—	—	8,867	(70,532)	(61,665)
Transfer of realized loss on financial assets at fair value through other comprehensive income (loss), net of taxes	—	—	—	—	1,299	(1,299)	—
Shares issued for the settlement of deferred consideration	1,228,394	3,409	—	—	—	—	3,409
Share-based compensation:
- Share options	—	—	—	1,350	—	—	1,350
- Restricted and deferred share units	—	—	—	538	—	—	538
Shares issued - employee share purchase plan	71,989	225	—	—	—	—	225
Shares issued from RSU/DSU settlement	46,288	940	—	(2,088)	—	971	(177)
Balance – September 30, 2024	85,448,911	1,084,623	11,859	18,522	(4,363)	(581,773)	528,868

As at September 30, 2024, accumulated other comprehensive loss includes items that will not be reclassified to the consolidated statements of income or loss amounting to $21.0 million. Items that may be recycled to the consolidated statements of loss amount to $16.7 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

1.	Nature of operations and going concern

Osisko Development Corp. (“Osisko Development” or the “Company”) is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in continental North America.  Osisko Development is focused on exploring and developing its mining assets, including the Cariboo Gold Project in British Columbia, the San Antonio Gold Project in Mexico and the Trixie Test Mine in the USA.

The Company’s registered and business address is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montreal, Québec and is constituted under the Canada Business Corporations Act. The common shares of Osisko Development trade under the symbol ODV on the TSX Venture Exchange (“TSX-V”) and on the New York Stock Exchange (“NYSE”). As at September 30, 2025, the Company’s shareholder, OR Royalties Inc. (“OR”) held an interest of 13.9% in Osisko Development (24.4% as at December 31, 2024).

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. As at September 30, 2025, the Company has a working capital of $99.4 million, which includes a cash and cash equivalent balance of $401.4 million. The Company also has an accumulated deficit of $831.6 million and incurred a net loss of $235.0 million for the nine months ended September 30, 2025.

The working capital position as at September 30, 2025 and the cash received from financings completed subsequently to quarter-end (Note 14) will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures up to the year ending December 31, 2026. Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company's ability to continue as a going concern as described in the preceding paragraph, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be material.

The Company’s ability to continue future operations and fund its planned activities is dependent on management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling assets and investments from its portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to access available credit facilities, and secure future financings may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain assets and investments to generate liquidity. While management has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the Company or that they will be available on terms which are acceptable to the Company. If Management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than the amounts reflected in these unaudited condensed interim consolidated financial statements.

2.	Basis of presentation and Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024. The accounting policies, methods of computation and presentation applied in the preparation of these unaudited condensed interim

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

consolidated financial statements are consistent with those of the previous financial year, except for the combination of certain line items in the consolidated statements of financial position and related notes, including Mining interests with Property, plant and equipment and Long-term debt with Lease liabilities.

The Board of Directors approved these unaudited condensed interim consolidated financial statements for issue on November 7, 2025.

3.	Cash and cash equivalents

As at September 30, 2025 and December 31 2024, the consolidated cash and cash equivalents position was as follows:

	2025	2024
	$	$
Cash and cash equivalents held in Canadian dollars	61,788	11,776

Cash and cash equivalents held in U.S. dollars	243,841	63,615
Cash and cash equivalents held in U.S. dollars (Canadian dollars equivalent)	339,450	91,535

Cash held and cash equivalents in Mexican Pesos	1,484	48,234
Cash held and cash equivalents in Mexican Pesos (Canadian dollars equivalent)	113	3,342
	401,351	106,653

As at September 30, 2025, cash and cash equivalents include US$75.0 million ($104.4 million) held in a guaranteed investment certificate (“GIC”) bearing an interest rate of 4.65% and maturing on November 18, 2025, and US$75.0 million ($104.4 million) held in a GIC bearing an interest rate of 4.50% and maturing on February 18, 2026, for a total of US$150.8 million ($210.0 million) (December 31, 2024 – US$40.1 million ($57.7 million) bearing an interest rate of 4.95%.) The Company held GICs with Canadian chartered banks which reduces its credit risk. As at December 31, 2024, cash and cash equivalents include US$1.6 million ($2.3 million) (September 30, 2025 – nil) held in money market funds.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

4.	Mining interests and property, plant and equipment

	Plant and	Mining	Right-of-use	Construction-
	Equipment	Interests	assets	in-progress	2025	2024
	$	$		$	$	$
Cost– Beginning of period	107,818	510,986	6,045	15,525	640,374	588,041
Additions	1,810	18,845	3,533	16,493	40,681	43,641
Assets classified as held for sale and other disposals	(951)	—	(31)	—	(982)	(7,126)
Asset retirement obligations	—	(629)	—	—	(629)	13,524
Depreciation capitalized	—	1,602	—	—	1,602	2,397
Share-based compensation capitalized	—	—	—	—	—	70
Impairment	(1,039)	(25,344)	(9)	—	(26,392)	(3,362)
Other	—	—	—	—		(534)
Borrowing costs	—	5,391	—	—	5,391	3,123
Transfers	176	—	—	(176)	—	—
Currency translation adjustments	824	1,292	(41)	(72)	2,003	600
Cost – End of period	108,638	512,143	9,497	31,770	662,048	640,374

Accumulated depreciation – Beginning of period	39,458	4,316	2,807	—	46,581	39,061
Depreciation	7,851	109	567	—	8,527	13,774
Assets classified as held for sale and other disposals	(515)	—	(31)	—	(546)	(5,367)
Impairment	(803)	—	(9)	—	(812)	—
Currency translation adjustments	615	463	(16)	—	1,062	(887)
Accumulated depreciation – End of period	46,606	4,888	3,318	—	54,812	46,581

Cost	108,638	512,143	9,497	31,770	662,048	640,374
Accumulated depreciation	(46,606)	(4,888)	(3,318)	—	(54,812)	(46,581)
Net book value	62,032	507,255	6,179	31,770	607,236	593,793

Mining Interests

NSR Royalty and Streams

OR holds a 5% NSR royalty on the Cariboo Gold Project, a 15% gold and silver stream on the San Antonio Gold Project and a 2% to 2.5% stream on all refined metals on the Tintic properties. The Cariboo Gold 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville Gold Mines Ltd. (“Barkerville”) movable and immovable assets, including Barkerville’s interest in the property and mineral rights, in an amount not less than $150 million. The security shall be first-ranking, subject to permitted encumbrances.

On May 27, 2022, the Company completed the acquisition of Tintic, which owns the Trixie Test Mine, as well as mineral claims in central Utah’s historic Tintic Mining District (the “Tintic Transaction”). Under the terms of the Tintic Transaction, the Company issued an aggregate of 2% NSR royalties, with a 50% buyback right in favour of Osisko Development exercisable within five years.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Impairment assessment

On April 28, 2025, the Company disclosed the results of its optimized feasibility study on the Cariboo Gold Project (“2025 FS”). The 2025 FS considers a single milling facility at the mine site for processing, removing the need to transport flotation concentrate to the QR Mill. This change was considered an indicator of impairment for the QR Mill and, accordingly, management performed an impairment assessment and recorded an impairment charge of $25.3 million on the mining interests related to the QR Mill during the first quarter of 2025. As of September 30, 2025, the net book value related to the QR Mill is entirely written off as it is estimated that the net book value will not be recovered by expected net profits to be generated from future sale of precious metals.

5.	Exploration and evaluation

	2025	2024
	($)	($)

Net book value - Beginning of period	86,258	70,135
Additions	4,898	9,141
Depreciation capitalized	820	640
Currency translation adjustments	(2,738)	6,342
Net book value – End of period	89,238	86,258

Cost	189,445	186,465
Accumulated impairment	(100,207)	(100,207)
Net book value – End of period	89,238	86,258

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

6.	Long-term debt and lease liabilities

	2025	2024
	($)	($)
Balance – Beginning of period	46,639	18,587
Additions net of financing fees – Credit Facility	120,241	65,960
Additions – Mining equipment financings	4,788	1,065
Repayment of Credit Facility and mining equipment financings	(37,320)	(43,804)
Interest capitalized	7,593	5,329
Interest paid	(2,422)	(3,696)
Write-offs	—	(561)
Currency translation adjustments	(96)	3,759
Balance – End of period	139,423	46,639

Current portion	5,032	40,675
Non-current portion	134,391	5,964
	139,423	46,639

Credit Facility

In 2024, the Company entered into and amended a credit agreement with National Bank of Canada providing for a US$50 million delayed draw term loan (the “Credit Facility") which was repaid in full on July 21, 2025.

2025 Financing Facility

On July 21, 2025, the Company entered into a credit agreement with Appian ODV (Jersey) Ltd and other lenders, providing for a US$450 million senior secured credit facility (the “2025 Financing Facility”).

The 2025 Financing Facility (i) repaid the outstanding debt under the existing National Bank of Canada, and (ii) is intended to fund pre-construction activities, development, construction, operation and working capital requirements of the Cariboo Gold Project and Barkerville. The 2025 Financing Facility is non-revolving and available in multiple advances, consisting of an initial draw of US$100 million ($137.2 million) which occurred on July 21, 2025 and, up to four subsequent draws of at least US$50 million each, subject to satisfaction of certain conditions precedent which were not met as at September 30, 2025. The availability period for subsequent advances ends 36 months after the closing date.

The maturity date of the 2025 Financing Facility is July 21, 2028, which is three years from the closing date of July 21, 2025, unless the second advance is made, in which case the maturity date is extended to eight years from the closing date. Interest on the facility is calculated as follows:

●	Until the second advance: (i) the Secured Overnight Financing Rate (“SOFR”); plus (ii) adjustment of 0.10% per annum; plus (iii) 9.50% per annum
●	After the second advance: (i) the Secured Overnight Financing Rate (“SOFR”); plus (ii) adjustment of 0.10% per annum; plus (iii) 7.50% per annum

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

During the first 12 months following the closing date, the Company may elect to pay up to 100% of the accrued interest in cash or in kind ("PIK"). Any PIK amount will be added to the principal balance. Thereafter, and prior to any Subsequent Draws, up to 50% of the interest may be payable in kind at the Company's election. Following the second advance, all interest is payable in cash.

The obligations under the 2025 Financing Facility are guaranteed by the Company pursuant to a limited recourse guarantee and secured by a first-ranking security interest against all of the shares of Barkerville held by the Company. Additionally, the obligations are secured by a first- ranking security interest over all present and future assets and property of Barkerville. The facility includes customary financial and non-financial covenants, including minimum liquidity, tangible net worth, and project-specific coverage ratios. As at September 30, 2025, all such covenants were met.

In connection with the 2025 Financing Facility, the Company recorded $17.0 million of financing fees, including $9.0 million related to the warrants issued to the lenders and described in Note 8.

Lease liabilities

As at September 30, 2025, the lease liabilities amounted to $3.9 million ($0.4 million as at December 31, 2024).

Schedule of payments

The schedule for expected payments of the mining equipment financings and Credit Facility are as follows:

	Less than 1 year	1-2 years	3-4 years	Over 5 years
	$	$	$	$
Total payments – Mining equipment financings and lease liabilities	5,032	7,192	254	116
Total payments – Credit Facility (principal)	—	—	139,210	—

7.	Environmental rehabilitation provision

	2025	2024
	($)	($)
Balance – Beginning of period	90,803	76,729
New obligations	41,189	24,575
Revision of estimates	(19,726)	(11,080)
Accretion expense	2,787	3,432
Payment of environmental rehabilitation obligations	—	(2,190)
Currency translation adjustment	1,294	(663)
Balance – End of period	116,347	90,803

Current portion	10,849	5,974
Non-current portion	105,498	84,829
	116,347	90,803

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company’s mining interests, property, plant and equipment and exploration and evaluation assets. As at September 30, 2025, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $297.6 million (December 31, 2024 – $126.3 million). The weighted average actualization rate used is approximately 3.83% (December 31, 2024 – 4.40%) and the disbursements are expected to be made between 2025 and 2129 as per the current closure plans.

During the quarter ended September 30, 2025, the Company recognized an additional environmental rehabilitation obligation related to an inactive site. The estimated inflation-adjusted undiscounted cash flows associated with this obligation amount to $169.5 million and is composed of direct closure costs of $0.6 million expected in 2029, and long-term care and maintenance costs of approximately $168.9 million over a 100-year period. The discounted value of $23.7 million has been recognized using an average discount rate of 3.48% applied over the expected duration. The liability is not associated with any recognized asset and has been recorded as Other operating costs in the consolidated statement of loss.

8.	Share Capital and Warrants

Shares

2025 Brokered private placement

On August 15, 2025, the Company completed a brokered private placement of units pursuant to which the Company issued an aggregate of 58,560,000 units of the Company at a price of US$2.05 per unit for aggregate gross proceeds of approximately US$120.0 million ($165.7 million) (the "2025 brokered private placement"). Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company entitling the holder thereof to purchase on common share at the price of US$2.56 on or prior to August 15, 2027, subject to acceleration. At any time following the 15-month anniversary of the closing date, if the closing price of the common shares on either the TSXV or the NYSE exceeds the exercise price for 20 or more consecutive trading days, the Company may, within 10 days following such occurrence, deliver a notice to the holders thereof accelerating the expiry date of the warrants to a date that is 30 days after the date of such notice.

These warrants include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements, and, as a result, they are classified as current liability on the consolidated statement of financial position and measured at fair value. Their fair value was estimated to US$32.4 million ($44.8 million) at issuance date. This valuation was obtain using the Black-Scholes option pricing model, based on an average of inputs reflecting two scenarios: (i) the full contractual term of the Warrants (24 months), and (ii) the accelerated expiry scenario described above. The assumptions and inputs used in the model are detailed below:

Dividend per share	0%
Expected volatility (i)	83.8%
Risk-free interest rate	3.8%
Expected life	1.67
Exercise price (USD)	2.56
Share price (USD)	2.58
Fair value per warrant (USD)	1.08

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

(i)	The expected volatility is estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the warrants.

In connection with the 2025 brokered private placement, the agents were paid a cash commission equal to 4.5% of the aggregate gross proceeds. Issuance costs allocated to common shares amounted to $6.0 million. The Company recorded $2.2 million of issuance costs allocated to the warrants as other expense in the consolidated statement of loss.

2025 Non-brokered private placement

On August 15, 2025, the Company completed a brokered private placement of units pursuant to which the Company issued an aggregate of 40,505,330 units of the Company at a price of US$2.05 per unit for aggregate gross proceeds of approximately US$83.0 million ($114.6 million) (the "2025 non-brokered private placement"). Each unit consists of one common share of the Company and one-half of one common share purchase warrant of the Company entitling the holder thereof to purchase on common share at the price of US$2.56 on or prior to August 15, 2027, subject to acceleration. At any time following the 15-month anniversary of the closing date, if the closing price of the Common Shares on either the TSXV or the NYSE exceeds the exercise price for 20 or more consecutive trading days, the Company may, within 10 days following such occurrence, deliver a notice to the holders thereof accelerating the expiry date of the Warrants to a date that is 30 days after the date of such notice.

These warrants include an embedded derivative as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements and, as a result, they are classified as a current liability on the consolidated statement of financial position and measured at fair value. Their fair value was estimated to US$22.4 million ($31.0 million) at issuance date. This valuation was obtain using the Black-Scholes option pricing model, based on an average of inputs reflecting two scenarios: (i) the full contractual term of the warrants (24 months), and (ii) the accelerated expiry scenario described above. The assumptions and inputs used in the model are detailed below:

Dividend per share	0%
Expected volatility (i)	83.8%
Risk-free interest rate	3.8%
Expected life	1.67
Exercise price (USD)	2.56
Share price (USD)	2.58
Fair value per warrant (USD)	1.08

(i)	The expected volatility is estimated by benchmarking with companies having businesses similar to Osisko Development. The historical volatility of the common share price of these companies and Osisko Development was used for benchmarking back from the date of grant and for a period corresponding to the expected life of the warrants.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

In connection with the 2025 non-brokered private placement, the Company recorded an investment fee representing 4.0% of the gross proceeds for an amount of US$3.0 million ($4.1 million), which investment fee was settled by the issuance of 1,464,000 common shares of the Company. Issuance costs allocated to common shares amounted to $3.2 million. The Company recorded $1.2 million of issuance costs allocated to the warrants as other expense in the consolidated statement of loss.

Warrants

Warrant liability

The warrants issued in connection with the 2022 non-brokered private placement, the 2024 non-brokered and brokered private placements and the 2025 non-brokered and brokered private placements include embedded derivatives as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. The liability is revalued at its estimated fair value using the Black-Scholes option pricing model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of loss under Change in fair value of warrant liability.

The movement of the warrants liability, classified as financial instruments at fair value through profit or loss, is as follows:

	2025	2024
	$	$
Fair value through profit or loss (warrants)
Balance – Beginning of period	67,852	11,552
Additions	75,769	71,875
Exercise	(2,042)	-
Change in fair value	135,248	(19,497)
Foreign exchange	(754)	3,922
Balance – End of period	276,073	67,852

In absence of quoted market prices, the fair value of the warrants exercisable in USD is determined using the Black-Scholes option pricing model based on the following weighted average assumptions and inputs at the date of the consolidated statement of financial position:

	2025	2024
Dividend per share	0%	0%
Expected volatility	83.0%	81.1%
Risk-free interest rate	3.7%	4.3%
Expected life	2.7 years	4.3 years
Exercise price (USD)	3.59	4.40
Share price (USD)	3.39	1.63

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Warrants issued in connection with the 2025 Financing Facility

In connection with the 2025 Financing Facility, the Company granted 5,625,031 non-transferrable common share purchase warrants to the lenders. Each warrant entitles the lenders to purchase one common share of the Company at an exercise price of $4.43 per common share on or prior to July 21, 2028. The Company may, at its option, repurchase the warrants from time to time at a price equal to their Black-Scholes valuation. The warrants are subject to an applicable statutory hold period under Canadian securities laws. The fair value of the warrants was determined using the Black- Scholes option pricing model based on the following weighted average assumptions and inputs.

Dividend per share	0%
Expected volatility	79.6%
Risk-free interest rate	2.8%
Expected life	3.0 years
Exercise price	4.43
Share price	3.35

The outstanding warrants have the following classification, maturity dates and exercise terms:

Placement	Classification	Maturity	Number of Warrants	Exercise Price
2022 Brokered private placement	Equity	02-Mar-27	7,752,916		$14.75
2022 Non-brokered private placement	Liability	27-May-27	11,363,933	US$	10.70
2023 Bought deal financing	Equity	02-Mar-26	7,841,850		$8.55
2024 Non-brokered private placement	Liability	01-Oct-29	19,163,410	US$	3.00
2024 Brokered private placement	Liability	01-Oct-29	31,096,366	US$	3.00
2025 Financing facility	Equity	21-Jul-28	5,625,031		$4.43
2025 Non-Brokered private placement	Liability	15-Aug-27(i)	20,252,661	US$	2.56
2025 Brokered private placement	Liability	15-Aug-27(i)	29,280,000	US$	2.56
(i)	The maturity is subject to an acceleration clause. If, at any time after 15 months from the closing date, the closing price of the Common Shares on the TSX-V or NYSE exceeds the exercise price for 20 consecutive trading days, the Company may, within 10 days, notify holders to accelerate the expiry date to 30 days from the notice date.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

9.	Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding under the Company’s plan:

	2025		2024
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Outstanding – Beginning of period	5,229,369	5.53	2,700,077	9.64
Granted	1,514,300	2.51	3,163,100	2.74
Exercised	(12,666)	2.88	—	0.00
Forfeited	(753,634)	3.00	(516,354)	8.19
Expired	(226,644)	9.38	(117,454)	12.92
Outstanding – End of period	5,750,725	4.92	5,229,369	5.53
Exercisable – End of period	2,307,457	7.79	1,260,721	11.74

The following table summarizes the share options outstanding as at September 30, 2025:

		Options outstanding		Options exercisable
			Weighted		Weighted
			average		average
	Exercise		remaining contractual		remaining contractual
Grant date	price	Number	life (years)	Number	life (years)
	$
December 22, 2020	22.86	240,765	0.23	240,765	0.23
February 5, 2021	24.30	10,533	0.35	10,533	0.35
June 23, 2021	21.30	93,498	0.73	93,498	0.73
August 16, 2021	16.89	31,199	0.88	31,199	0.88
November 12, 2021	16.20	13,997	1.12	13,997	1.12
June 30, 2022	6.49	452,800	1.75	452,800	1.75
November 18, 2022	6.28	82,833	2.00	56,998	1.94
April 3, 2023	6.59	904,200	2.51	602,801	2.51
April 3, 2024	2.88	202,300	3.51	63,432	3.51
July 4, 2024	2.72	2,224,300	3.76	741,434	3.76
April 2, 2025	2.20	220,400	4.50	—	—
May 13, 2025	2.57	1,273,900	4.62	—	—
	4.92	5,750,725	3.36	2,307,457	2.42

The fair value of the share options is recognized as compensation expense over the vesting period. During the three and nine months ended September 30, 2025, the total share-based compensation related to share options granted under the Osisko Development’s plan amounted to $0.7 million and $1.9 million, respectively ($1.0 million and $1.4 million, respectively for the three and nine months ended September 30, 2024).

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

Deferred and restricted share units (“DSU” and “RSU”)

The following table summarizes the DSU and RSU movements:

	2025		2024
	DSU	RSU	DSU	RSU
Outstanding – Beginning of period	606,463	1,219,125	294,713	1,078,285
Granted	288,397	1,279,100	363,250	492,200
Settled	(29,383)	(379,123)	—	(102,583)
Forfeited	—	(283,740)	(51,500)	(248,777)
Outstanding– End of period	865,477	1,835,362	606,463	1,219,125
Vested – End of period	577,080	—	374,713	—

The total share-based compensation expense related to Osisko Development’s DSU and RSU plans for the three and nine months ended September 30, 2025 was $0.3 million and $1.0 million respectively ($0.5 million and $0.5 million, respectively for the three and nine months ended September 30, 2024).

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	($)	($)	($)	($)
Salaries and benefits	1,699	1,512	5,953	5,232
Share-based compensation	2	6	39	57
Royalties	186	11	458	318
Contract Services	3,314	1,831	15,390	5,960
Raw materials and consumables	809	249	2,686	1,120
Operational overhead and write-downs	1,404	1,641	6,132	7,197
Environmental rehabilitation obligations (Note 7)	22,089	—	22,089	—
Write-off of VAT receivable(i)	7,405	—	7,405	—
Depreciation	1,613	2,509	6,027	8,241
	38,521	7,759	66,179	28,125

10. Cost of sales and other operating costs

(i)During the third quarter of 2025, the Company recorded a write-off of $7.4 million to reduce the carrying amount of VAT receivables related to its operations in Mexico. The provision reflects management’s best estimate of the amounts expected to be recovered, based on correspondence received from the Mexican tax authorities in response to the Company’s refund claims. As at September 30, 2025, the total provision recorded against VAT receivables amounted to $10.9 million, representing the cumulative adjustment to reflect the estimated recoverable value. Subsequently to quarter end, the company collected an amount of $7.5 million.

For the three and nine months ended September 30, 2025, an amount of $nil and $0.5 million, respectively ($0.2 million and $0.7 million for the three and nine months ended September 30, 2024) was recorded in Operational overhead and write-downs to bring the inventories to net realizable value.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

11.	Fair value of financial instruments

Fair value measurement is determined using a three-level fair value hierarchy. Refer to Note 30 of the Company’s audited consolidated financial statements for the year ended December 31, 2024, which contain a description of these three levels.

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

	2025
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	362	362
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	2,014	—	—	2,014
Other minerals	9,205	—	—	9,205
	11,219	—	362	11,582

	2024
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	370	370
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	2,706	—	—	2,706
Other minerals	7,257	—	—	7,257
	9,963	—	370	10,333

During the nine months ended September 30, 2025 and 2024 there were no transfers among Level 1, Level 2 and Level 3.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

12.	Segmented information

The chief operating decision-maker organizes and manages the business under geographic segments, being the acquisition, exploration and development of mineral properties. The assets related to the exploration, evaluation and development of mining projects are located in Canada, Mexico, and the USA and are detailed as follows as of September 30, 2025 and December 31, 2024:

	2025
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	14,588	2,117	2,190	18,895
Mining interests and property, plant and equipment	515,293	32,974	58,969	607,236
Exploration and evaluation	4,490	—	84,748	89,238
Total non-current assets (excluding investments)	534,371	35,091	145,907	715,369

	2024
	Canada	Mexico	USA	Total
	$	$	$	$
Other assets (non-current)	10,864	15,499	4,722	31,085
Mining interests and property, plant and equipment	497,816	32,793	63,184	593,793
Exploration and evaluation	4,464	—	81,794	86,258
Total non-current assets (excluding investments)	513,144	48,292	149,700	711,136

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	Canada	Mexico	USA	Total
	$	$	$	$
For the three months ended September 30, 2025
Revenues	—	—	4,409	4,409
Cost of Sales	—	—	(2,962)	(2,962)
Other operating costs	(27,014)	(7,306)	(1,239)	(35,559)
General and administrative expenses	(5,723)	(1,837)	(660)	(8,220)
Exploration and evaluation	(43)	(41)	—	(84)
Impairment of assets	—	—	—	—
Operating loss	(32,780)	(9,184)	(452)	(42,416)

For the three months ended September 30, 2024
Revenues	161	—	—	161
Cost of Sales	(99)	—	—	(99)
Other operating costs	(3,909)	(1,518)	(2,233)	(7,660)
General and administrative expenses	(6,660)	(492)	(758)	(7,910)
Exploration and evaluation	(26)	(28)	—	(54)
Impairment of assets	—	—	—	—
Operating income (loss)	(10,533)	(2,038)	(2,991)	(15,562)

For the nine months ended September 30, 2025
Revenues	—	—	11,268	11,268
Cost of sales	—	—	(7,037)	(7,037)
Other operating costs	(44,364)	(10,400)	(4,378)	(59,142)
General and administrative	(17,840)	(2,752)	(2,127)	(22,719)
Exploration and evaluation	(121)	(90)	—	(211)
Impairment of assets	(25,793)	—	—	(25,793)
Operating loss	(88,118)	(13,242)	(2,274)	(103,634)

For the nine months ended September 30, 2024
Revenues	293	—	4,267	4,560
Cost of sales	(224)	—	(4,553)	(4,777)
Other operating costs	(12,933)	(5,127)	(5,288)	(23,348)
General and administrative	(16,222)	(1,691)	(2,368)	(20,281)
Exploration and evaluation	(141)	(93)	—	(234)
Impairment of assets	(4,895)	—	(543)	(5,438)
Operating loss	(34,122)	(6,911)	(8,485)	(49,518)

13.	Commitments

The Company has the following commitments as of September 30, 2025:

	Total(i)	Less than 1 year	1‑ 2 years	3-4 years
Purchase obligations	8,245	6,454	1,791	—
Capital commitments	50,059	34,597	13,896	1,566
Total	58,304	41,051	15,687	1,566

(i) The timing of certain capital payments is estimated based on the forecasted timeline of the projects. Certain commitments can be canceled at the discretion of the Company with little or no financial impact.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2025 and 2024

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

14.  Subsequent events

Bought deal private placements

On October 29, 2025, the Company completed a private placement offering of 15,409,798 common shares of the Company for aggregate gross proceeds of approximately $82.5 million comprised of the following issuances:

-	2,990,000 common shares that will qualify as "flow-through shares" ("FT Shares") within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the "Tax Act") at a price of $6.69 per FT Share for gross proceeds of approximately $20.0 million;
-	1,444,000 common shares to certain eligible British Columbia resident subscribers (the “BC FT Shares”) that will qualify as “flow-through shares” within the meaning of subsection 66(15) of the Tax Act at a price of $6.93 per BC FT Share for gross proceeds of approximately $10.0 million; and
-	10,975,798 common shares at a price of $4.78 per common share for gross proceeds of approximately $52.5 million.